SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors Meeting held on December 18, 2014

1. Date, Time and Venue: On December 18, 2014, at 11 a.m., at the Company’s headquarter, located at Avenida das Nações Unidas 8,501, 19th floor, Pinheiros, in the City of São Paulo, State of São Paulo.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions, as set forth in Article 22 (u) of Company’s Bylaws, to approve the issuance by Banco Industrial e Comercial S.A. of a letter of guarantee in a total amount of R$2,712,115.34, for indefinite period of time, in favor of the Company, with the specific purpose to secure the tax execution action (Execução Fiscal nº 0032644-98.2013.403.6182) proposed before the 10th Federal Court of Tax Enforcement of São Paulo (“10ª Vara Federal das Execuções Fiscais de São Paulo”) resulting from the Administrative Proceeding No. 19515.721971/2001-86, to ensure the debts from inscriptions in active debt No. 80.7.13.003190-72 and 80.6.13.008589-87. The letter of guarantee will be issued in substitution to that approved by the Board of Directors on August 1, 2013 in the amount of R$2,463,831.85, under the lawsuit (Medida Cautelar Inominada) No 0012903-27.2013.4.03.6100, in order to secure the same debts.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer